

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2018

Cynthia Kun He
Chief Financial Officer
Bitauto Holdings Limited
New Century 10 Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

> **Re: Bitauto Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 27, 2018**
> **File No. 001-34947**

Dear Ms. He:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Skadden, Arps, Slate, Meagher & Flom LLP